Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation And Subsidiary Companies

Millions of Dollars, Except for Ratio	2003	2002	2001	2000	1999

Earnings from continuing operations	$1,056	$1,265	$934	$810	$765
Undistributed equity (earnings) loss	15	(34)	(48)	24	(45)

Total earnings	1,071	1,231	886	834	720

Income taxes	581	680	545	446	416

Fixed charges:
Interest expense including amortization of debt discount	574	632	700	722	732
Portion of rentals representing an interest factor	169	172	177	171	183

Total fixed charges	743	804	877	893	915

Earnings available for fixed charges	$2,395	$2,715	$2,308	$2,173	$2,051

Ratio of earnings to fixed charges	3.2	3.4	2.6	2.4	2.2

76